UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate fix dated 4 January 2010
Exhibit No. 2	Acquisition of Standard Life Bank PLC Complete dated 4 January 2010
Exhibit No. 3	FRN Variable Rate fix dated 4 January 2010
Exhibit No. 4	Director/PDMR Shareholding dated 5 January 2010
Exhibit No. 5	Publication of Prospectus dated 12 January 2010
Exhibit No. 6	Director/PDMR Shareholding dated 12 January 2010
Exhibit No. 7	FRN Variable Rate fix dated 13 January 2010
Exhibit No. 8	FRN Variable Rate fix dated 15 January 2010
Exhibit No. 9	FRN Variable Rate fix dated 15 January 2010
Exhibit No. 10	FRN Variable Rate fix dated 18 January 2010
Exhibit No. 11	FRN Variable Rate fix dated 19 January 2010
Exhibit No. 12	FRN Variable Rate fix dated 19 January 2010
Exhibit No. 13	Publication of Final Terms dated 19 January 2010
Exhibit No. 14	Notice dated 20 January 2010
Exhibit No. 15	FRN Variable Rate fix dated 21 January 2010
Exhibit No. 16	FRN Variable Rate fix dated 21 January 2010
Exhibit No. 17	FRN Variable Rate fix dated 22 January 2010
Exhibit No. 18	FRN Variable Rate fix dated 25 January 2010
Exhibit No. 19	FRN Variable Rate fix dated 26 January 2010
Exhibit No. 20	FRN Variable Rate fix dated 27 January 2010
Exhibit No. 21	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 22	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 23	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 24	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 25	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 26	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 27	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 28	Blocklisting Interim Review dated 29 January 2010
Exhibit No. 29	Total Voting Rights dated 29 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 01, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: February 01, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1 As Agent Bank, please be advised of the following rate determined on: 31/12/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/01/10 to 05/02/10		Payment Date 05/02/10
Number of Days	¦ 31
Rate	¦ 1.28094
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 55.15	¦ 1.10	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2

4 January 2010

Barclays PLC

Barclays completes acquisition of Standard Life Bank

Barclays Bank PLC ("Barclays") has
completed the acquisition of
Standard Life Bank
Plc
("Standard Life Bank"),
which was initially announced on 26 October 2009,
following receipt of regulatory
 and other applicable approvals.

- Ends -

For further information,
 please contact
:

Barclays
Investor Relations

Media Relations

Stephen Jones

Elizabeth Holloway
+44 (0)20
7116 5752

+44 (0) 20 7116
6229

James Johnson

Phillippa-Jane Vermoter
+44 (0) 20
7116

7233

+44 (0) 20 7116 7226

Notes to editors:

As at 30 June 2009, Barclays UK Retail Banking had
approximately
13.0m savings accounts and total customer deposit balances of £88.5bn.

As at 30 June 2009, Standard Life Bank had
approximately
287,000 savings accounts and total customer deposit balances of
£5.5bn.

As at 30 June 2009, Barclays UK Retail Banking had
approximately
824,000 mortgage accounts and a total mortgage book of £84.4bn. The average loan to value ratio of the mortgage book on a current valuation basis was 44%, and the average loan to value ratio of new mortgage lending was 46%. For the six months to 30 June 2009, net new mortgage lending was £2.2bn in a market of £1.1bn.
 Three-month arrears were 1.16%.

As at 30 June 2009, Standard Life Bank had
approximately
78,000
mortgage accounts and a
 total mortgage book of £8.8bn. The
 average
indexed loan to value of the mortgage book was 48%. Three-month arrears were 0.68%.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the
USA
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 14
5
,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

END

Exhibit No.3

As Agent Bank, please be advised of the following rate determined on: 04-Jan-2010
Issue	¦ BARCLAYS BANK PLC Series 161 Issue of GBP 1,250,000,000 Floating Rate Notes Due 2010 under the GBP 30,000,000,000 Debt Issuance Programme

ISIN Number	¦ XS0308497014
ISIN Reference	¦
Issue Nomin GBP	¦ 1,250,000,000.00
Period	¦ 04-Jan-2010 to 06-Apr-2010		Payment Date 06-Apr-2010
Number of Days	¦ 92
Rate	¦ 0.62938
Denomination GBP	¦ 1,250,000,000.00	¦	¦

Amount Payable per Denomination	¦ 1,982,978.08	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.4

5
January
 2010

Director/PDMR shareholding: Disclosure
and Transparency
Rules 3.1.4R(1)(a)

The Company was notified on 4 January 2010 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 11 December 2009, following the reinvestment of the interim dividend for the second half of 2009, the following Person Discharging Managerial Responsibility (PDMR) (or their connected persons) had received ordinary shares in the Company under the Plan at a price of 291.56p per share. The number of shares received is as follows:

PDMR	No. of shares received
C L Turner	367

Exhibit No.5

Publication of Prospectus

The following
base
prospectus
supplement
has been approved by the UK Listing Authority and is available for viewing:

Base
Prospectus
Supplement
dated 11
January
 2010
for the
Barclays PLC and
Barclays Bank PLC £
60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4406F_1-2010-1-12.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary
Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the
 Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the Prospectus
have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.6

12 January 2010

Director/PDMR Shareholding: Disclosure
 and Transparency
 Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on
11
January 2010
that it had on
7
January 2010
 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following Person Discharging Managerial Responsibilities (PDMR) at a price of
286.78p per share:

PDMR	Number of Shares
Ms C L Turner	175

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan. The number of shares purchased on
7
January 2010
 for Ms Turner includes any Matching Shares.

Exhibit No.7

As Agent Bank, please be advised of the following rate determined on: 13/01/10
Issue	¦ Barclays Bank PLC - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/01/10 to 13/04/10		Payment Date 13/04/10
Number of Days	¦ 90
Rate	¦ 0.86
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 212.05	¦ 4,241,095.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.8

As Agent Bank, please be advised of the following rate determined on: 15/01/10
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/01/10 to 19/02/10		Payment Date 19/02/10
Number of Days	¦ 31
Rate	¦ 1.18313
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 101.88	¦ 2,037,612.78	¦ 1.02

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.9

As Agent Bank, please be advised of the following rate determined on: 15-Jan-2010
Issue	¦ BARCLAYS BANK PLC USD 600,000,000 Undated Floating Rate Primary Capital Notes

ISIN Number	¦ GB0000779529
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000.00
Period	¦ 20-Jan-2010 to 20-Jul-2010		Payment Date 20-Jul-2010
Number of Days	¦ 181
Rate	¦ 0.62500
Denomination USD	¦ 10,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 31.42	¦ 314.20	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.10

As Agent Bank, please be advised of the following rate determined on: 18-Jan-2010
Issue	¦ Barclays Bank PLC Series 157 EUR 1,250,000,000 Callable Floating Rate Subordinated Notes due 2016

ISIN Number	¦ XS0240949791
ISIN Reference	¦
Issue Nomin EUR	¦ 1,250,000,000.00
Period	¦ 20-Jan-2010 to 20-Apr-2010		Payment Date 20-Apr-2010
Number of Days	¦ 90
Rate	¦ 0.85200
Denomination EUR	¦ 1,250,000,000.00	¦

Amount Payable per Denomination	¦ 2,662,500.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.11

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Jan-2010 TO 16-Feb-2010 HAS BEEN FIXED AT 1.067500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2010 WILL AMOUNT TO:
GBP 42.41 PER GBP 50000 DENOMINATION

Exhibit No.12

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Jan-2010 TO 16-Feb-2010 HAS BEEN FIXED AT 1.067500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2010 WILL AMOUNT TO:
GBP 42.41 PER GBP 50000 DENOMINATION

Exhibit No.13

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €2,000,000,000 4.00 per cent. Fixed Rate Notes due 2017 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8046F_1-2010-1-19.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.14

Barclays Bank plc

Principal Amount Credit-Linked Notes due 2018 - Series 2008 - C	XS0342542494

20th January 2010

Notice

Contact:

Elaine Drennan- J & E Davy Stockbrokers TELEPHONE: +353 1 614 8933

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on: 21/01/10
Issue	¦ Barclays Bank PLC - Series 165 - EUR 100,000,000 CMS-Linked Notes due 25 Jan 2018

ISIN Number	¦ XS0342861670
ISIN Reference	¦ 34286167
Issue Nomin EUR	¦ 100,000,000
Period	¦ 25/01/10 to 25/01/11		Payment Date 25/01/11
Number of Days	¦ 365
Rate	¦ 5.
Denomination EUR	¦ 50,000	¦ 100,000,000	¦

Amount Payable per Denomination	¦ 2,500.00	¦ 5,000,000.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 21/01/10
Issue	¦ Barclays Bank PLC Series 193 - EUR 1,500,000,000 FRN due 25 Oct 2010

ISIN Number	¦ XS0424840758
ISIN Reference	¦ 042484075
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 25/01/10 to 26/04/10		Payment Date 26/04/10
Number of Days	¦ 91
Rate	¦ 2.072
Denomination EUR	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 261.88	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on: 26/10/09
Issue	¦ Barclays Bank PLC - Series 203 - EUR 2,000,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,000,000,000
Period	¦ 28/10/09 to 28/01/10		Payment Date 28/01/10
Number of Days	¦ 92
Rate	¦ 1.531
Denomination EUR	¦ 1,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 3.91	¦ 195.63	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 26/10/09
Issue	¦ Barclays Bank PLC - Series 203 - EUR 2,000,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,000,000,000
Period	¦ 28/10/09 to 28/01/10		Payment Date 28/01/10
Number of Days	¦ 92
Rate	¦ 1.531
Denomination EUR	¦ 1,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 3.91	¦ 195.63	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 26/01/10
Issue	¦ Barclays Bank PLC - Series 203 - EUR 2,000,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,000,000,000
Period	¦ 28/01/10 to 28/04/10		Payment Date 28/04/10
Number of Days	¦ 90
Rate	¦ 1.467
Denomination EUR	¦ 1,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 3.67	¦ 183.38	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

As Agent Bank, please be advised of the following rate determined on: 27-Jan-2010
Issue	¦ BARCLAYS BANK PLC GBP 200,000,000 Undated Floating Rate Primary Capital Notes Series 3

ISIN Number	¦ XS0015014615
ISIN Reference	¦
Issue Nomin GBP	¦ 200,000,000.00
Period	¦ 29-Jan-2010 to 30-Apr-2010		Payment Date 30-Apr-2010
Number of Days	¦ 91
Rate	¦ 1.62500
Denomination GBP	¦ 250,000.00	¦	¦

Amount Payable per Denomination	¦ 1,012.84	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.21

BLOCK LISTING SIX MONTHLY RETURN

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		980,192 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.22

BLOCK LISTING SIX MONTHLY RETURN

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		19,587,892 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		150,155
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,437,737

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.23

BLOCK LISTING SIX MONTHLY RETURN

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		3,481,622 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		256,521
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,225,101

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.24

BLOCK LISTING SIX MONTHLY RETURN

Date:

29

January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Group Share Incentive Plan
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		112,907
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		15,000,000 ordinary shares of 0.25p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,319,452
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,793,455

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.25

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Warrants to subscribe for ordinary shares
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		1,516,875,236 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		379,218,809
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,137,656,427

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.26

BLOCK LISTING SIX MONTHLY RETURN

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		298,300 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,404
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		294,896

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.27

BLOCK LISTING SIX MONTHLY RETURN

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		808,581 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.28

BLOCK LISTING SIX MONTHLY RETURN

Date:

29 January
 2010

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.
Period of return:	From:	01.07.09	To:	31.12.09
Balance of unallotted securities under scheme(s) from previous return:		1,312,208,055 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,312,207,926
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		129

Name of contact:	Paul Money
Telephone number of contact:	0207 116 2914

Exhibit No.29

29
January
2010

Barclays PLC - Voting Rights and Capital

In conformity with the
Disclosure and Transparency Rules,
Barclays PLC's
issued share
capital consists
 of
11,412,262,573
ordinary shares
 with voting rights
as at
28
January
2010. There are no ordinary shares held in Treasury.

The above figure
(
11,412,262,573
)
may
 be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.